SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                               (Amendment No. 3)

                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------

                 (Name of Subject Company (Issuer and Offeror))

                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------

                  (Name of Filing Person (Issuer and Offeror))

                  ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   247637 10 1
                                   -----------
                      (Cusip Number of Class of Securities)

                                Mr. Aviram Lahav
                             Chief Financial Officer
                           Delta Galil Indutries Ltd.
                                2 Kaufman Street
                              Tel Aviv Israel 68012
                                (972-3) 519-3740

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

---------------------------------------- --------------------------------------
        Transaction Valuation*                Amount of Filing Fee**
              $6,215,000                             $572.00
---------------------------------------- --------------------------------------


* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of shares at the tender offer price of $11.00 per share.

** .000092 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #7 for Fiscal Year 2003, effective November 22, 2002

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                       Form or Registration No.: N/A

 Filing Party: N/A                                   Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3
|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The sole purpose of this Amendment No. 3 is to file an additional exhibit to the Schedule TO filed on November 25, 2002.

     ITEM 12. EXHIBITS.
 EXHIBIT
   NO. DESCRIPTION

(a)(5)(E) English translation of Amendment dated December 17, 2002, to the Mifrat, as filed with the Israel Securities Authority

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DELTA GALIL INDUSTRIES LTD.



                              By: /s/ Aviram Lahav
                                -----------------
                               Name: Aviram Lahav
                                 Title: Chief Financial Officer




Dated: December 17, 2002